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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                          FPA MEDICAL MANAGEMENT, INC.
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                                (Name of Issuer)


                    Common Stock, $0.002 par value  per share
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                         (Title of Class of Securities)


                                   302543-10-3
                                  --------------
                                  (CUSIP Number)


                            Leonardo Berezovsky, M.D.
                                 1036 Summit Dr.
                        Beverly Hills, California  90210
                                 (310) 274-5875
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 17, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

  CUSIP No. 302543-10-3                         Page   2   of   5  Pages



--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Leonardo Berezovsky, M.D.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                         (b)/ /

--------------------------------------------------------------------------------

    3    SEC USE ONLY

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    4    SOURCE OF FUNDS*

                  SC
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              / /

--------------------------------------------------------------------------------

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
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      NUMBER OF        7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     1,649,920
       OWNED BY        ---------------------------------------------------------
        EACH
      REPORTING        8  SHARED VOTING POWER
     PERSON WITH
                                0
                       ---------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                                1,649,920
                       ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,649,920

--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    / /

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.4%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, par value $0.002 per share ("Common Stock"), of FPA Medical Management, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3636 Nobel Drive, Suite 200, San Diego, California 92122.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) & (f)
This Statement is filed on behalf of Leonardo Berezovsky, M.D., 1036 Summit Dr., Beverly Hills, California 90210. Dr. Berezovsky is currently self-employed.
The address of his professional corporation is 11411 Brookshire Avenue, Suite 403, Downey, California 90241. Dr. Berezovsky is a citizen of the United States of America.

(d)-(e)
During the last five years, Dr. Berezovsky has been neither (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 17, 1997, AHI Healthcare Systems, Inc., a Delaware corporation ("AHI") was merged with and into a subsidiary of the Issuer (the "Merger"). Prior to the Merger, AHI was a public company listed on the NASDAQ National Market and Dr. Beresovsky held approximately 4,219,746 shares of AHI common stock. In connection with the Merger, each outstanding share of AHI common stock was converted into 0.391 shares of the Issuer's Common Stock. As a result of the merger, Dr. Berezovsky's AHI common stock was converted into 1,649,920 shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock were acquired on March 17, 1997 pursuant to the Merger discussed in Item 3 above. The Merger Agreement precludes Dr. Berezovsky from selling shares of Common Stock until the publication of the combined results of operations of the parties to the Merger for a period of the first 30 days of combined operations, which shall be no later than May 16, 1997. Following such date, Dr. Berezovsky may sell some or all of his holdings of Common Stock, subject to market conditions and applicable securities laws.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Schedule 13D, Dr. Berezovsky owns 1,649,920 shares of the Issuer's Common Stock which is approximately 5.4% of the outstanding shares of the Issuer's Common Stock.

  (b) Not applicable.

  (c) Except for the Merger discussed in Item 3 above, Dr. Berezovsky has not effected transactions involving the shares of the Issuer's Common Stock during the last 60 days.

  (d) None.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the closing of the Merger, Dr. Berezovsky and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"). The registration rights agreement provides that if, during the three month period following May 16, 1997 (the "Reporting Date"), Dr. Beresovsky was or would have been unable to sell at least 850,000 shares of Issuer Common Stock received in the Merger in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"), the Issuer will use its best efforts to file a registration statement with the Securities and Exchange Commission (the "SEC") to register on behalf of Dr. Berezovsky a number of shares of Issuer Common Stock received in the Merger equal to three (3) times the amount by which 850,000 exceeds the number of shares Dr. Berezovsky sold, or would have been able to sell, under Rule 144

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during such three-month period. Additionally, the Registration Rights Agreement provides that if, in the event no registration statement was filed at the end of the initial three-month period for Dr. Berezovsky and, during the six-month period following the Reporting Date, Dr. Berezovsky was or would have been unable to sell at least 1,700,000 shares of Issuer Common Stock received in the Merger in accordance with Rule 144, the Issuer will use its best efforts to file a registration statement with the SEC to register on behalf of Dr. Berezovsky a number of shares of Issuer Common Stock equal to two (2) times the amount by which 1,700,000 exceeds the number of shares Dr. Berezovsky sold, or would have been able to sell, under Rule 144 during such six-month period.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Registration Rights Agreement entered into by Dr. Berezovsky and the Issuer, discussed in Item 6 above, is attached hereto as Exhibit 1 to this Schedule 13D.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 26th day of March, 1997.



By:  /s/ Leonardo Berezovsky
   ----------------------------
     Leonardo Berezovsky, M.D.,
     an individual



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                                  EXHIBIT INDEX



EXHIBIT NUMBER           DESCRIPTION
--------------           ------------
     1 Registration Rights Agreement dated as of March 17, 1997 between the Issuer and Leonardo Berezovsky, M.D., Jose Spiwak, M.D., and Kaushal Tamboli, M.D.



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